Exhibit 99.5

Annual General Meeting

Class A Ordinary Shareholders Meeting

The Voting Instructions Card must be signed, completed and received at the indicated address prior to noon (New York City time) on August 15, 2012 (the “ADS Voting Instructions Deadline”) for action to be taken.

2012 VOTING INSTRUCTIONS CARD	AMERICAN DEPOSITARY SHARES

Youku Inc. (the “Company”)

ADS CUSIP No.:	98742U100.
ADS Record Date:	Close of business on July 20, 2012 (New York City time).
Meeting Specifics:

Annual General Meeting of shareholders of the Company on August 20, 2012, beginning at 10:00 a.m. (Hong Kong time) at Suite 3206, The Centrium, 60 Wyndham Street, Central, Hong Kong (the “Meeting”) and a class meeting of holders of the Shares (the “Class Meeting”) on August 20, 2012, beginning at 10:30 a.m. (Hong Kong time) at Suite 3206, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Meeting Agendas:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of December 8, 2010, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.
Deposited Securities:	Class A Ordinary Shares, par value $0.00001 per share, of the Company (the “Deposited Securities” or the “Class A shares”).
Custodian:	Citibank, N.A. - Hong Kong Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and Proxy Statement and hereby authorizes and directs the Depositary to cause to be voted at the Meeting and the Class Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof, subject, however, to the terms of Cayman Islands Law and of the Deposit Agreement.

The Depositary has been advised by the Company that voting at the Meeting and the Class Meeting will be by poll.  The Depositary shall vote (or cause the Custodian to vote) the Deposited Securities in accordance with the voting instructions received from the Holders giving voting instructions.

Please note that as an ADS Holder, you cannot vote at the Meeting or Class Meeting directly, but you may instruct the Depositary how to vote the Class A shares underlying your ADSs. Alternatively, you may vote at the Meeting or Class Meeting if you cancel your ADSs and become a holder of Class A shares by the close of business on August 13, 2012 (Hong Kong time) (the “Share Record Date”). If you intend to cancel your ADSs to become a shareholder by the Share Record Date and you wish to vote the Class A shares at the Meeting or Class Meeting, do not send these voting instructions to the Depositary as you will be required, as part of the ADS cancellation process, to certify to the Depositary and the Company that you have not given and will not give, directly or indirectly, voting instructions to the Depositary in respect of the ADSs being cancelled.  To become a shareholder by the Share Record Date, you will need to deliver your ADSs for cancellation to the Depositary, together with all applicable documentation and payments, prior to the close of business in New York City on August 8, 2012. Upon the timely receipt of such ADSs for cancellation and the applicable documentation and payments, the Depositary will use commercially reasonable efforts to arrange for the registration of the corresponding Class A shares in the name (or to the order) of the surrendering ADS Holder.

Unless the holder indicates otherwise in this Voting Instruction Card, the manner in which the holder votes upon the resolutions at the Meeting to authorize and approve the Share Issuance and the Class Vote Threshold Change will be deemed to be the same manner in which such holder votes upon the resolutions at the Class Meeting to authorize and approve the Share Issuance and the Class Vote Threshold Change.

As set forth in Section 4.10 of the Deposit Agreement, neither the Depositary nor the Custodian shall exercise any discretion as to voting.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if  the Depositary shall not have received the voting instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy will be given by the Depositary with respect to any matters as to which the Company informs the Depositary that (a) it does not wish such proxy to be given; (b) substantial opposition exists; or (c) the rights of holders of Deposited Securities may be materially adversely affected.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from an ADS Holder which fails to specify the manner in which the Depositary is to vote the Deposited Securities represented by such ADS Holder’s ADSs, the Depositary will deem such ADS Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting and the Class Meeting.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions Card must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained herein.

Agenda:

1.                RESOLVED, as an ordinary resolution and as an ordinary resolution of the Class A shareholders:  THAT the issuance of Youku Class A shares, including Youku Class A shares underlying the ADSs (the “Share Issuance”) that constitute the consideration for the merger (the “Merger”) pursuant to the agreement and plan of merger (the “Merger Agreement”) dated March 11, 2012, by and among Youku, Tudou Holdings Limited (“Tudou”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and Two Merger Sub Inc. (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Youku, be and hereby is authorized and approved:

2.                RESOLVED, as a special resolution:  THAT a new Amended and Restated Memorandum of Association of Youku be and hereby is approved and adopted to change Youku’s legal name (the “Name Change”) from “Youku Inc.” to “Youku Tudou Inc.” upon the effectiveness of the Merger; and

3.                RESOLVED, as a special resolution and as a special resolution of the holders of Class B ordinary shares of the Company, par value $0.00001 per share (“Class B shares”):  THAT, a new Amended and Restated Articles of Association of Youku (the “New Articles”) be and hereby is approved and adopted to change all references to the voting power of Youku Class B shares from “each Class B Ordinary Share shall be entitled to three (3) votes on all matters subject to a vote at general meetings of the Company” in the currently effective Amended and Restated Articles of Association of Youku (the “Current Articles”) to “each Class B Ordinary Share shall be entitled to four (4) votes on all matters subject to a vote at general meetings of the Company” (the “Voting Power Ratio Change”);

4.                RESOLVED, as a special resolution and as a special resolution of Class A shareholders:  THAT it be and hereby is authorized and approved that the lead sentence in the second paragraph in Article 6(c) of the Current Articles, which is “Notwithstanding any provision of these Articles to the contrary, the following matters are subject to the approval by the holders representing a majority of the aggregate voting power of the Company and also by the holders of a majority of the total outstanding Class A Ordinary Shares:”, be replaced in its entirety with the following sentence in the same numbered article of the New Articles:

“Notwithstanding any provision of these Articles to the contrary, each of the following matters is subject to the approval by (x) the holders representing a majority of the aggregate voting power of the Company who attend the general meetings in person or by proxy, and (y) the holders representing a majority of the total outstanding Class A Ordinary Shares then held by Members who acquired shares of the Company prior to the completion of the Company’s initial public offering in December 2010 and continue to hold a majority of such shares (either in the form of Class A Ordinary Shares or ADSs) through the record date for the general meeting and who attend the general meeting in person or by proxy:” (the “Class Vote Threshold Change”); and

5.                RESOLVED, as an ordinary resolution:  THAT, in the event that there are insufficient proxies received at the time of the Meeting and Class Meetings (as applicable) to authorize and approve the Share Issuance, the Name Change, the Voting Power Ratio Change and the Class Vote Threshold Change proposed at the Meeting and Class Meetings (as applicable), the chairman of the Meeting and Class Meetings (as applicable) be instructed to adjourn the Meeting and Class Meetings (as applicable) in order to allow Youku to solicit additional proxies in favor of the authorization and approval of the Share Issuance, the Name Change, the Voting Power Ratio Change and the Class Vote Threshold Change.

A.	Issues	Youku Inc.

		For	Against	Abstain

	Resolution 1	☐	☐	☐

	Resolution 2	☐	☐	☐

	Resolution 3	☐	☐	☐

	Resolution 4	☐	☐	☐

	Resolution 5	☐	☐	☐

B.	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If this Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

If this Voting Instructions Card is signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions Card exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions Cards executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

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